PW

SECU[illegible]  ISSION

10032112

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- ~~65995~~ 67227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dimension Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

91 Fifth Avenue, 5th Floor
(No. and Street)

New York, New York 10003
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phillip G. Potter, Partner (212) 531-8502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor (Address) New York (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip G. Potter, Partner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dimension Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIMOTHY A. VALLIERE
Notary Public, State of New York
No. 02VA6190524
Qualified in New York County
Commission Expires July 28, 2012

Notary Public

Signature

Phillip G. Potter, Partner

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
jamundsencpa@gmail.com

Dimension Securities, LLC

Index to Financial Statements

December 31, 2009

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Member of Dimension Securities LLC:

I have audited the accompanying statement of financial condition of Dimension Securities LLC as of December 31, 2009, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dimension Securities LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
February 21, 2010

Dimension Securities LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 174,871
Receivables from brokers or dealers	1,531,354
Prepaid expense	7,419
Total Assets	1,713,644
Liabilities and Member's Equity	
Accounts payable and accrued expenses	14,106
Total Liabilities	14,106
Member's equity	1,699,538
Total Member's Equity	1,699,538
Total Liabilities and Member's Equity	$ 1,713,644

See accompanying notes to financial statements.

Dimension Securities LLC

Statement of Operations

For the Year Ended December 31, 2009

Revenues	
Securities commissions	$ 14,987,509
Interest income	20,787
Total Revenues	15,008,296
Expenses	
Commissions paid to other broker dealers	11,291,984
Salaries and employee benefits	238,044
Facility management fees	1,350,000
Other expenses	762,411
	13,642,439
Net income	$ 1,365,857

See accompanying notes to financial statements.

Dimension Securities LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2009

	Total Member Equity
Balance, beginning of year	$ 604,181
Net Income	1,365,857
Partners' Withdrawals	(270,500)
Balance, end of year	$ 1,699,538

See accompanying notes to financial statements.

Dimension Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 1,365,857
Adjustments to reconcile net income to net cash used by operating activities:	
(Increase) in receivables	(673,393)
(Increase) in prepaid expenses	(674)
Increase in payables	(310,344)
Net cash provided by operating activities	381,446
Cash flows from financing activities:	
Capital withdrawal	(270,500)
Cash and equivalents, beginning of year	63,925
Cash and equivalents, end of year	$ 174,871

See accompanying notes to financial statements.

Dimension Securities LLC

Notes to Financial Statements

For the Year Ended December 31, 2009

1. Significant Accounting Policies

Dimension Securities LLC (the Company) was organized in the State of New York. The Company is an introducing broker-dealer registered the Securities and Exchange Commission, and is a member of FINRA.

The Company prepares its financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company was in compliance with these regulations.

3. Income Taxes

The Company is a single member limited liability company and has the option to be treated as a "disregarded entity" for income tax purposes. The Company is liable for NYS minimum tax, and NYC unincorporated business tax.

4. Related Parties

The Company licenses facilities management services from a related party. The related party provides facilities management services to the Company, including technology, rent, equipment, furniture, utilities, facilities and administrative support.

5. Receivables from Brokers or Dealers

The company uses a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company to satisfy its obligations in connection with security transactions. As of December 31, 2009, obligations to the clearing broker were collateralized by cash and securities with a market value in excess of the obligations.

Dimension Securities LLC

Computation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2009

Schedule 1

Assets	$ 1,713,644
Less: Liabilities	(14,106)
Total Ownership Equity	1,699,538
Less: Non Allowable Assets	(7,419)
Total Net Capital Before Haircuts	1,692,119
Less: Haircuts	-
Net Capital	1,692,119
Minimum Net Capital	(5,000)
Excess net capital	1,687,119
Aggregate indebtedness	14,106
Ratio AI to NC	1%
Non AI Liabilities	-

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Dimension Securities LLC FOCUS report - PartIIA as of December 31, 2009 and this audit.

Dimension Securities LLC
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2009

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Dimension Securities LLC
SIPC Transitional Assessment Reconciliation
December 31, 2009

REVENUES, 4-1 to 12-31-2009	$ 10,525,869
LESS:	
Commissions paid to other SIPC members	(7,872,874)
SIPC net operating revenues	2,652,995
assessment .0025	6,632
paid with SIPC-6 and SIPC-4	(2,769)
Balance due	3,863
Balance paid with SIPC-7T	$ 3,863

There is no material difference between the SIPC-7T and this reconciliaion.

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal Accounting Control Required by SEC Rule 17a-5

To the Members of
Dimension Securities LLC.

In planning and performing my audit of the financial statements of Dimension Securities LLC., (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
February 21, 2010